Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
DIRECT DIAL 416-777-4727 DIRECT FAX 917-777-4727 EMAIL ADDRESS steven.grigoriou@SKADDEN.COM	NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com January 16, 2013
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VIENNA

VIA EDGAR
Kevin Rupert
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Special Value Opportunities Fund, LLC (the "Fund")
Consent Solicitation Statement

Dear Mr. Rupert:

We received oral comments to the Consent Solicitation Statement filed on January 4, 2013 (File No. 811-21603) (the "Consent Solicitation Statement") pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940 (the "1940 Act") from you on January 11, 2013.

The Fund has considered these comments and has authorized us to make on their behalf the responses and amendments to the Consent Solicitation Statement discussed below.  For ease of reference, we have included your comments below followed by our responses.  The captions and page numbers we use below generally correspond to those the Fund uses in the Consent Solicitation Statement.

Securities and Exchange Commission
January 16, 2013

Comment 1:  In the first question in the Q&A, please make it clearer that TCP is requesting approval of both one-year extensions at the same time.  Please confirm in the response letter that voting as a single class is consistent with the 1940 Act.

Response:  The Fund has revised the first question in the Q&A to more clearly disclose that TCP is requesting approval of both one-year extensions at the same time.

The common and preferred shares, voting as a single class, with respect to the Term Extension Proposal is the appropriate and consistent with the 1940 Act.  Section 18(i) of the 1940 Act states that each share of stock shall have equal voting rights with every other outstanding share of stock subject to Section 18(a).  Pursuant to Section 18(a)(2)(D), the preferred shares have the right to a class vote for any plan of reorganization or any matter requiring the vote of shareholders as in Section 13(a).  Since the term extension of the Fund is not a plan of reorganization or a Section 13(a) matter, the common and preferred shareholders, voting as a single class, is consistent with the 1940 Act.

Comment 2:  On page 4 of the Consent Solicitation Statement, please make clear that no other extensions may be granted (without amending the charter).

Response:  The requested disclosure has been made.

Comment 3:  In the chart on page 6 of the Consent Solicitation Statement, please include a total at the bottom and add an overall heading that makes clear the table refers to advisory fees.

Response:  The requested disclosure has been made.

Comment 4:  If accurate, please state that potential tax law changes during the extension period could be adverse.

Response:  The requested disclosure has been made.

Securities and Exchange Commission
January 16, 2013

"Tandy" Representation

With respect to the Consent Solicitation Statement, the Fund hereby acknowledges the following:

The disclosure in the filing is the responsibility of the Fund.  The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Consent Solicitation Statement and staff comments or changes in response to staff comments in the proposed disclosure in the Consent Solicitation Statement may not be asserted as a defense in any proceeding which may be brought by any person with respect to this matter.  The Fund also represents to the Securities and Exchange Commission (the "Commission") that the Commission is not foreclosed from taking any action with respect to the filing and the Fund represents that it will not assert the staff's review of the preliminary Consent Solicitation Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (416) 777-4727 or Richard T. Prins at (212) 735-2790.

Sincerely,

/s/ Steven Grigoriou
Steven Grigoriou, Esq
cc:      Richard T. Prins, Esq.